FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                5 September 2003



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


          Baltimore Technologies plc, Innovation House, 39 Mark Road,
                      Hemel Hempstead, Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Disposal dated 5 September 2003


             Baltimore Technologies plc Sells its OmniRoot Business to beTRUSTed for GBP2.0 million (approximately US$3.1 million)


London, UK - 5th September, 2003 - Baltimore Technologies plc (London: BLM) today announced that it has entered into a conditional agreement with beTRUSTed to sell its OmniRoot business for a total consideration of GBP2.0 million (approximately $3.1 million) in cash.*

Bijan Khezri, Chief Executive Officer of Baltimore Technologies plc, commented:

"Further to the recent sale of our managed services operation to beTRUSTed, this transaction represents a further step in maximising value for our shareholders and customers. Through its global managed services operations, we believe beTRUSTed is uniquely positioned to effectively capitalise on the potential of OmniRoot in the marketplace."


John Garvey, Chief Executive Officer of beTRUSTed, said:

"This acquisition is a significant step in strengthening beTRUSTed's offerings, broadening our ability to offer new services to both existing and new clients. Purchasing Baltimore's OmniRoot business is an important strategic step in our mission to become the leading global trust services provider. We offer existing and future customers a stable, high quality platform to implement their security and trust strategies."

Rationale for the divestment

On 21 July, 2003 Baltimore announced the sale of its managed services operations to be beTRUSTed. As Baltimore OmniRoot is also a security service which can power both managed service related SSL offerings and in-house SSL certificate issuance, Baltimore believes that our customers are best served and the technology can be best exploited, through a relationship with beTRUSTed.

Financial Information

Based on unaudited management information for the twelve-month period ended 31 December 2002, the OmniRoot business generated revenues of approximately GBP0.6 million (US$0.9 million) and a profit before interest and tax of approximately GBP0.5 million (US$0.8 million). As at 31 December 2002, the net assets of the OmniRoot business were approximately GBP0.04 million (US$0.06 million).

Financial effect of the disposal

The company intends to use the cash proceeds of the disposal of GBP2.0 million (approximately US$3.1 million), payable at completion, for general corporate purposes. Baltimore expects that the disposal will complete by the end of September 2003.

Information on OmniRoot

Baltimore OmniRoot is a trusted root, embedded within the majority of the world's browsers, mobile devices, email clients and servers, which ensures that digital certificates issued for SSL and S/MIME are automatically accepted for secure ecommerce transactions. The technology supports full 128 bit encryption, the most secure standard available on the market today. OmniRoot is a root key that has been audited to internationally recognised WebTrust standards.

*Based on an exchange rate as at 4 September 2003 of GBP0.6370 = US $1.

About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

About beTRUSTed

beTRUSTed is the premier global provider of security and trust services to the world's leading organisations and government agencies. Through its managed security services, beTRUSTed offers clients a comprehensive package of leading security products coupled with unrivalled expertise to help reduce costs, increase revenue and comply with government and industry regulations.

For further information contact:

Smithfield Financial              beTRUSTed
Andrew Hey +44 20 7903 0676       JT Lazo  +1 410 340 4690
Will Swan  +44 20 7903 0647

                                      ###


The directors of Baltimore Technologies plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Baltimore Technologies plc (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain statements that are not historical facts including certain statements made over the course of this announcement may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Kenneth Philip Smith ___

                                 Name:  Kenneth Philip Smith
                                 Title: CFO and Company Secretary


Date: 5 September 2003